Filed pursuant to Rule 497(a)
File No. 333-274966
Rule 482ad

Eagle Point Enhanced Income Trust Marks Its Third Anniversary with 10.1% Annualized Net Return[1]

GREENWICH, Conn. — November 4, 2026 — Eagle Point Credit Management LLC ("Eagle Point"), an innovative private credit investment manager, announced that Eagle Point Enhanced Income Trust (the "Fund") recently marked its three-year anniversary and now has over $200 million in total assets.[2]

Eagle Point Enhanced Income Trust has generated an annualized net return of 10.1% since inception through September 30, 2026.[1] The Fund's portfolio currently consists of more than 100 unique investments across specialized areas of private credit, including Regulatory Capital Relief transactions, Asset-Backed Securities, Specialty Finance investments, Strategic Credit[4] investments, Infrastructure Credit, Portfolio Debt Securities[5] and Collateralized Loan Obligations (CLOs).

This diversified approach has supported the Fund's performance amid volatility and challenges for many non-listed credit funds, with an annualized distribution rate of 11.3% per common share.[3] Since inception, the Fund has had an annualized standard deviation of 4.5%[6] and has exhibited low correlation to broader credit markets.

Eagle Point Enhanced Income Trust provides investors with access to Eagle Point's multi-strategy private credit platform through a continuously offered interval fund structure. Through a diversified portfolio of specialized credit investments, the Fund seeks to generate superior risk-adjusted returns, with an emphasis on paying consistent monthly income distributions while preserving capital and minimizing portfolio volatility.

"When we launched Eagle Point Enhanced Income Trust three years ago, our goal was to provide investors with access to Eagle Point's differentiated private credit strategies through a single multi-strategy approach," said Thomas Majewski, the Fund's Chairman and Chief Executive Officer. "We are pleased with the Fund's performance and growth, which we believe reflects our focus on investments with strong downside protections and the potential for equity-like upside. We continue to see compelling opportunities in specialized and often overlooked areas of the credit markets."

Eagle Point Enhanced Income Trust (Ticker: ENHIX) is available to financial advisors and their clients across a range of wealth management platforms, including through its recent additions to CAIS and iCapital Marketplace, connecting the Fund to wealth management firms and financial advisors nationwide.

"Reaching Eagle Point Enhanced Income Trust's third anniversary is a meaningful milestone, and we are excited to continue serving our growing investor base," said Joseph Roth, President of Eagle Point Securities. "We see significant opportunity to expand Eagle Point's presence in the private wealth market and provide financial advisors and their clients with greater access to our differentiated private credit capabilities."

About Eagle Point Credit Management

Eagle Point® is an investment manager focused on private credit strategies in inefficient markets, including Portfolio Debt Securities, Regulatory Capital Relief transactions, Infrastructure Credit, Strategic Credit investments, Specialty Finance and CLO securities. Founded by Thomas Majewski in partnership with Stone Point Capital in 2012, Eagle Point manages $14 billion on behalf of institutional and retail investors and has over 120 professionals. Please visit www.EaglePointCredit.com for more information.

Eagle Point is the sponsor of Eagle Point Enhanced Income Trust, a closed-end management investment company registered under the Investment Company Act of 1940 that operates as an interval fund.

Contacts

Media
Eagle Point
Pro-EaglePoint@prosek.com

Fund Services
Eagle Point Securities
EIT@eaglepointcredit.com
www.EPEnhanced.com

Forward-Looking Statements

This release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the Fund's filings with the SEC. The Fund undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this release.

Securities Disclosure

This release is provided for informational purposes only, does not constitute an offer to sell securities of the Fund and is not a prospectus. Such offering is only made by the Fund's prospectus, which includes details as to the Fund's offering and other material information. Securities are offered through ALPS and Eagle Point Securities LLC. Eagle Point Securities LLC is a member of FINRA and SIPC, and an affiliate of Eagle Point Enhanced Income Management LLC, the Fund's investment adviser. This is neither an offer to sell nor a solicitation to purchase any security. Please refer to the prospectus available at www.EPEnhanced.com for additional information about the Fund. An investor should carefully consider the investment objectives, risks, and charges and expenses of the Fund before investing.

Risk Disclosures and Important Information

- The Fund is designed as a long-term investment, not a trading vehicle.
- Shares of the Fund are not traded on an exchange, and a secondary market in the shares of the Fund is not expected to develop.
- The Fund provides liquidity through quarterly offers to repurchase at least 5% of its outstanding common shares at NAV, but there is no guarantee you will be able to sell all of your shares.
- An investment in the Fund is speculative and entails substantial risk, including the possible loss of some or all of one's investment. There can be no assurance that the Fund's investment objectives will be achieved.
- An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program.
- The Fund utilizes leverage, which uses various financial instruments or borrowings to increase potential return on the Fund's investments. The use of leverage involves risk, including possible high volatility and declines of the Fund's NAV, as well as fluctuating dividends and distributions.
- The Fund invests primarily in below-investment-grade or unrated securities, commonly called "high yield" or "junk" bonds. Such investments may not pay interest or repay principal when due.

1. Since inception (October 14, 2023). Returns are reflective of Class AA shares. Returns reflect a management fee and an incentive fee as described in the prospectus. Certain other classes of shares of the Fund are subject to distribution and service fees that do not apply to Class AA, which would lower the performance of those classes. Returns shown reflect the percent change in NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to the Fund's distribution reinvestment plan, are derived from unaudited financial information and are net of all Fund expenses. **Past performance is not indicative of, or a guarantee of, future performance.** Return information is not a measure used under GAAP. The returns have been prepared using unaudited data and valuations of the underlying investments in the Fund's portfolio, which are estimates of fair value and form the basis for the Fund's NAV. Valuations based upon unaudited reports may

not correspond to realized value and may not accurately reflect the price at which assets could be liquidated. Performance reflects certain expense limitation and fee waiver arrangements in effect during the periods shown. Absent these arrangements, the Fund's performance would have been lower. Certain expenses paid by the Adviser or its affiliates on the Fund's behalf are subject to reimbursement by the Fund for up to three years (which reimbursement would have the effect of reducing the Fund's performance). Performance does not reflect the impact of federal, state or local taxation to which an investor may be subject.

2. As of September 30, 2026. Inclusive of available borrowings under a revolving credit facility.
3. Annualized distribution rate of Class AA shares. The Fund's annualized distribution rate reflects most recently declared monthly distributions, annualized and divided by the September 30, 2026 NAV. Special distributions, including special capital gains distributions (if any), are not included in the calculation. The timing and frequency of distributions are not guaranteed. Investment return and principal value of any investment will fluctuate and may be worth more or less than the amount initially invested. Distributions are not guaranteed. Distributions may be comprised of any combination of 1) net investment income ("NII") and/or 2) net capital gain, and, if the Fund distributes an amount in excess of NII and net capital gains, a portion of such distribution will constitute a return of capital. A return of capital distribution may reduce the amount of investable funds. In the event the Fund estimates that it has distributed amounts from sources other than NII, the Fund issues a Section 19(a) Notice disclosing the estimated amount and character of such distribution, which may be viewed at www.EPEnhanced.com. Please note that these estimates may not match the final tax characterization for the full-year distributions that are stated on shareholders' Form 1099. Investors should be aware that the distribution rate should not be confused with yield or performance.
4. Eagle Point defines "Strategic Credit" investments as a broad range of credit-related investments that the Adviser believes present attractive risk-adjusted returns under then-current market conditions. Such investments may include, among other credit-related securities and instruments, (i) high yield, investment grade and distressed corporate bonds, (ii) corporate loans (including, without limitation, senior secured loans, mezzanine loans, revolving loans, delayed draw loans, distressed loans and debtor-in-possession ("DIP") financings), (iii) common stock and other securities or instruments issued by funds and other investment vehicles, (iv) credit-related exchange-traded funds, (v) credit default swaps and other credit derivatives, (vi) commodity-related investments, (vii) securities issued by asset-backed and similar securitization vehicles (including, without limitation, collateralized bond obligations, mortgage-backed securitizations, credit-linked notes and small business loan pool certificates), (viii) regulatory capital relief investments (including, without limitation, significant risk transfer transactions), (ix) equipment loans/leases, (x) convertible debt (including contingent convertible securities), preferred equity, warrants and rights and (xi) derivative instruments on any of the foregoing.
5. Eagle Point defines "Portfolio Debt Securities" as primarily debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as BDCs, registered closed-end investment companies, unregistered private funds, REITs and sponsors of such vehicles, to finance a portion of their underlying investment portfolios.
6. As of September 30, 2026. Standard deviation measures the degree to which a fund's returns have varied from its average return over a specified period and is a common measure of volatility and risk. A lower standard deviation indicates less variability in returns.